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Exhibit 12

J.B. POINDEXTER AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Year ended December 31,
Earnings	2000		2001		2002		2003		2004		2004 As Adjusted(1)
Pre-tax income from continuing operations before minority interest	5.3		5.9		(6.7)		12.0		14.5		14.5
Add: Fixed charges (see below)	17.5		16.8		15.5		15.3		17.0		21.4
Add: Amortization of capitalized interest	—		—		—		—		—		—
Less: capitalized interest	—		—		—		—		—

A—Income as adjusted	22.8		22.7		8.8		27.3		31.5		35.9

Fixed charges
Interest, either expensed or capitalized, and amortized capitalized expenses related to indebtedness	14.6		13.0		12.5		12.4		14.4		18.8
An estimate of the interest within lease expense	2.9		3.8		3.0		2.9		2.6		2.6

B—Fixed charges	17.5		16.8		15.5		15.3		17.0		21.4

Ratio of Earnings to Fixed Charges (A/B)	1.3	x	1.4	x	—	(2)	1.8	x	1.9	x	1.7	x

(1)
The 2004 "As Adjusted" column gives effect to our $200.0 million in aggregate principal amount of unregistered 8.75% senior notes, this includes the additional $45 million of unregistered 8.75% senior notes issued on January 27, 2005, as if such notes had been issued on January 1, 2004, excluding any interest income.

(2)
Earnings were insufficient to cover fixed charges by $6.9 million for the year ended December 31, 2002.

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J.B. POINDEXTER AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands, except ratios)